UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  TCA CABLE TV, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     872241-10-4
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     June 7, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of





     CUSIP NO. 872241-10-4           SCHEDULE 13D                   Page 2 of 19


     that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 19
                           Exhibit Index Located on Page 18





     CUSIP NO. 872241-10-4           SCHEDULE 13D                   Page 3 of 19



       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,469,000*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,469,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,469,000*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              5.9%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below





     CUSIP NO. 872241-10-4           SCHEDULE 13D                   Page 4 of 19



       1   Name of Reporting Person              STINSON CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3432358
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,469,000*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,469,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,469,000*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              5.9%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below.





     CUSIP NO. 872241-10-4           SCHEDULE 13D                   Page 5 of 19



       1   Name of Reporting Person                THE CARPENTERS PENSION
                                                   TRUST FOR SOUTHERN
                                                   CALIFORNIA

           IRS Identification No. of Above Person                    94-6042875
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,469,000*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,469,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,469,000*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              5.9%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.





     CUSIP NO. 872241-10-4           SCHEDULE 13D                   Page 6 of 19



       1   Name of Reporting Person                INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

           IRS Identification No. of Above Person                    25-6358211
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,469,000*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,469,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,469,000*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              5.9%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.





     CUSIP NO. 872241-10-4           SCHEDULE 13D                   Page 7 of 19



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,469,000*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,469,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,469,000*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              5.9%*


       14   Type of Reporting Person                                     PN, IA


     *   See Item 5 below.





     CUSIP NO. 872241-10-4           SCHEDULE 13D                   Page 8 of 19



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,469,000*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,469,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,469,000*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              5.9%*

       14   Type of Reporting Person                                         CO



     *   See Item 5 below.





     CUSIP NO. 872241-10-4           SCHEDULE 13D                   Page 9 of 19



       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 ###-##-####
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                           -0-*

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,469,000*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                      -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,469,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,469,000*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              5.9%*


       14   Type of Reporting Person                                         IN


     *   See Item 5 below.





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 10 of 19


          Item 1.  Security and Issuer

          This Schedule 13D relates to shares of common stock (the "Common Stock") of TCA Cable TV, Inc., a Texas corporation (the
          "Issuer"). The principal executive office and mailing address of the Issuer is 3015 S.E. Loop 323, Tyler, Texas 75701.

          Item 2. Identity and Background

          This Schedule 13D is filed on behalf of BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); Stinson Capital Partners L.P., a California limited partnership ("Stinson"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.

          BK IV and Stinson are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK IV and Stinson and an investment adviser to The Carpenters Trust and ICSOPP.

          RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

                                                               Principal
           Name and                                  Citizen-  Occupation
           Office Held          Business Address       ship    or Employment


           Richard C. Blum      909 Montgomery St.      USA    President and
           President, Chairman  Suite 400                      Chairman, RCBA
           and Director         San Francisco, CA              L.P.
           Nils Colin Lind      909 Montgomery St.    Norway   Managing
           Managing Director    Suite 400                      Director, RCBA
           and Director         San Francisco, CA              L.P.





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 11 of 19


                                                               Principal
           Name and                                  Citizen-  Occupation
           Office Held          Business Address       ship    or Employment


           Jeffrey W. Ubben     909 Montgomery St.      USA    Managing
           Managing Director    Suite 400                      Director of
           of Investments       San Francisco, CA              Investments,
                                                               RCBA L.P.
           Alexander L. Dean    909 Montgomery St.      USA    Managing
           Managing Director    Suite 400                      Director of
           of Investments and   San Francisco, CA              Investments,
           Director                                            RCBA L.P.

           George F. Hamel,     909 Montgomery St.      USA    Managing
           Jr.                  Suite 400                      Director of
           Managing Director    San Francisco, CA              Marketing, RCBA
           of Marketing                                        L.P.

           John H. Steinhart    909 Montgomery St.      USA    Managing
           Managing Director    Suite 400                      Director and
           and Chief            San Francisco, CA              Chief
           Administrative                                      Administrative
           Officer                                             Officer, RCBA
                                                               L.P.
           Marc T. Scholvinck   909 Montgomery St.      USA    Managing
           Managing Director    Suite 400                      Director and
           and Chief Financial  San Francisco, CA              Chief Financial
           Officer                                             Officer, RCBA
                                                               L.P.

           Peter E. Rosenberg   909 Montgomery St.      USA    Managing
           Managing Director    Suite 400                      Director of
           of Development and   San Francisco, CA              Development,
           Director                                            RCBA L.P.
           Michael Kane         909 Montgomery St.      USA    Managing
           Managing Director    Suite 400                      Director of
           of Investments       San Francisco, CA              Investments,
                                                               RCBA L.P.

           Thomas L. Kempner    40 Wall Street          USA    Chairman, Loeb
           Director             New York, NY  10005            Partners
                                                               Corporation,
                                                               Investment
                                                               Banking Business

           Donald S. Scherer    3 Embarcadero           USA    Howard, Rice, et
           Secretary            Center                         al. (law firm)
                                Suite 700
                                San Francisco, CA
                                94111





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 12 of 19


          The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

                                                                Principal
          Name and                                    Citizen-  Occupation
          Office Held       Business Address          ship      or Employment


          Kim Frommer,      22225 Acorn Street           USA    President,
          Trustee           Chatsworth, CA 91311                Frommer Inc.
          Curtis Conyers,   4719 Exposition Boulevard    USA    President,
          Jr., Trustee      Los Angeles, CA 90016               Richard Lane
                                                                Company

          Richard Harris,   1717 West Lincoln Avenue     USA    General
          Trustee           Anaheim, CA 92801                   Manager,
                                                                Wesseln
                                                                Construction
                                                                Co., Inc.

          Ralph Larison,    1925 Water Street            USA    President,
          Trustee           Long Beach, CA 90802                Connoly-Pacific
                                                                Co.
          Bert Lewitt,      2901 28th Street             USA    President,
          Trustee           Santa Monica, CA 90405              Morley
                                                                Construction
                                                                Co.

          Ronald W. Tutor,  15901 Olden Street           USA    President,
          Co-Chairman,      Sylmar, CA 91342                    Tutor-Saliba
          Trustee                                               Corporation
          J.D. Butler,      412 Dawson Drive             USA    Treasurer, Gold
          Trustee           Camarillo, CA 93010                 Coast District
                                                                Council of
                                                                Carpenters

          Douglas J.        520 South Virgil Avenue      USA    Secretary-
          McCarron,         Los Angeles, CA 90020               Treasurer,
          Chairman,                                             Southern
          Trustee                                               California
                                                                District
                                                                Council of
                                                                Carpenters

          Bill Perry,       520 South Virgil Avenue      USA    Administrative
          Trustee           Los Angeles, CA 90020               Assistant,
                                                                Southern
                                                                California
                                                                District
                                                                Council of
                                                                Carpenters





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 13 of 19


                                                                Principal
          Name and                                    Citizen-  Occupation
          Office Held       Business Address          ship      or Employment


          Buddy Self,       911 20th Street              USA    Financial
          Trustee           Bakersfield, CA 91301               Secretary,
                                                                Carpenters
                                                                Local Union 743
          Steve Graves,     520 South Virgil Avenue      USA    Representative,
          Trustee           Los Angeles, CA 90020               Southern
                                                                California
                                                                District
                                                                Council of
                                                                Carpenters

          Fred Taylor,      341 Wardlow Road             USA    Financial
          Trustee           Long Beach, CA 90807                Secretary,
                                                                Carpenters
                                                                Local Union 630

          ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows:


                                                              Principal
                                                    Citizen-  Occupation
          Name and                                  ship      or Employment
          Office Held        Business Address
          Robert E. Vagley,  American Insurance        USA    President,
          Fiduciary          Association                      American
                             1130 Connecticut                 Insurance
                             Avenue, N.W.                     Association
                             Washington, DC 20036

          Fred R. Marcon,    Insurance Services        USA    President,
          Fiduciary          Office                           Insurance
                             7 World Trade Center             Services Office
                             New York, NY 10048
          Gail P. Norton,    Industrial Risk           USA    President & CEO,
          Fiduciary          Insurers                         Industrial Risk
                             85 Woodland Street               Insurers
                             Hartford, CT 06102





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 14 of 19


                                                              Principal
                                                    Citizen-  Occupation
          Name and                                  ship      or Employment
          Office Held        Business Address

          A. James Brodsky,  Insurance Company         USA    Director,
          Director           Supported                        Insurance
                             Organizations Pension            Company
                             Plan and Trust                   Supported
                             1130 Connecticut                 Organizations
                             Avenue, N.W.                     Pension Plan and
                             Washington, DC 20036             Trust

                                         *   *   *

          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration

          The source of funds for the purchases of securities was the working capital of the Reporting Persons.

          Item 4. Purpose of Transaction.

          The Reporting Persons acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

          Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

          Item 5. Interest in Securities of the Issuer

          (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 24,859,605 shares of Common





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 15 of 19


          Stock issued and outstanding as of June 11, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

                                         Shares of
                                           Common           Percentage
           Name                         Stock Owned            Owned

           BK IV                            65,000             0.3%
           Stinson                          96,400             0.4%

           Carpenters Trust                941,500             3.8%

           ICSOPP                          135,100             0.5%
                                           _______             ____
                   Total                 1,238,000             5.0%
                                         =========             ====

          In addition, because RCBA L.P. has voting and investment power with respect to 231,000 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund also disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

          Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,469,000 shares of the Common Stock, which is 5.9% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

          In addition, A. James Brodsky, who is identified in Item 2 above, beneficially owns 500 shares of Common Stock, but disclaims beneficial ownership of any shares held by the Reporting Persons.





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 16 of 19


          (c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock on the open market:

                   Name           Trade Date   Shares       Price/Share

          BK IV                    05-30-96        14,000     $28.50
                                   06-07-96         6,700      28.25
                                   06-13-96         5,300      29.12
          Stinson                  05-02-96        30,000      30.25
                                   05-10-96           800      29.53
                                   05-13-96        12,100      29.84
                                   05-14-96         2,800      29.76
                                   06-07-96         5,200      28.25
                                   06-13-96         8,800      29.12

          Carpenters Trust         05-10-96         2,800      29.50
                                   05-13-96        41,000      29.83
                                   05-14-96        11,300      29.75
                                   06-07-96        46,000      28.25
                                   06-13-96        76,200      29.12

          ICSOPP                   05-10-96           200      29.50
                                   05-13-96         2,700      29.83
                                   05-14-96           700      29.75
                                   06-07-96        20,500      28.25
                                   06-13-96        33,900      29.12
          The Common Fund          05-10-96         1,200      29.50
                                   05-13-96        19,200      29.83
                                   05-14-96         5,200      29.75
                                   05-30-96        36,000      28.50
                                   06-07-96        21,600      28.25
                                   06-13-96        35,800      29.12

          (d) and (e)   Not applicable.


          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


          Item 7. Material to be Filed as Exhibits

          Exhibit A       Joint Filing Undertaking.





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 17 of 19


                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  June 14, 1996

          STINSON CAPITAL PARTNERS, L.P.      RICHARD C. BLUM & ASSOCIATES,
                                              L.P.
          By  Richard C. Blum & Associates,
              L.P., its General Partner           By  Richard C. Blum &
                                                      Associates, Inc., its
              By  Richard C. Blum &                   General Partner
                  Associates, Inc., its
                  General Partner
                                                      By  /s/ Donald S. Scherer
                                                          _____________________
                  By  /s/ Donald S. Scherer               Donald S. Scherer,
                      _____________________               Secretary
                      Donald S. Scherer,
                      Secretary
                                              RICHARD C. BLUM & ASSOCIATES,
                                              INC.
          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA
                                              By  /s/ Donald S. Scherer
          INSURANCE COMPANY SUPPORTED             _____________________________
          ORGANIZATION PENSION PLAN               Donald S. Scherer,
                                                  Secretary
          By  Richard C. Blum & Associates,
              L.P., its Investment Adviser
                                              /s/ John H. Steinhart
              By  Richard C. Blum &           _________________________________
                  Associates, Inc., its       RICHARD C. BLUM
                  General Partner
                                              By  John H. Steinhart
                                                  Attorney-in-Fact
                  By  /s/ Donald S. Scherer
                      _____________________
                      Donald S. Scherer,
                      Secretary





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 18 of 19


                                     INDEX TO EXHIBITS


                                                               Sequentially
             Item             Description                      Numbered Page

             Exhibit A        Joint Filing Undertaking               19





     CUSIP NO. 872241-10-4           SCHEDULE 13D                  Page 19 of 19


                                      EXHIBIT A

                               JOINT FILING UNDERTAKING

                  The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

          DATED:  June 14, 1996

          STINSON CAPITAL PARTNERS, L.P.      RICHARD C. BLUM & ASSOCIATES,
                                              L.P.
          By Richard C. Blum & Associates,
             L.P., its General Partner           By Richard C. Blum &
                                                    Associates, Inc., its
             By Richard C. Blum &                   General Partner
                Associates, Inc., its
                General Partner
                                                    By /s/ Donald S. Scherer
                                                       ________________________
                By /s/ Donald S. Scherer               Donald S. Scherer,
                   _______________________             Secretary
                   Donald S. Scherer,
                   Secretary
                                              RICHARD C. BLUM & ASSOCIATES,
                                              INC.
          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA
                                              By /s/ Donald S. Scherer
          INSURANCE COMPANY SUPPORTED            ______________________________
          ORGANIZATION PENSION PLAN              Donald S. Scherer,
                                                 Secretary
          By Richard C. Blum & Associates,
             L.P., its Investment Adviser
                                              /s/ John H. Steinhart
             By Richard C. Blum &             _________________________________
                Associates, Inc., its         RICHARD C. BLUM
                General Partner
                                              By John H. Steinhart
                By /s/ Donald S. Scherer         Attorney-in-Fact
                   _______________________
                   Donald S. Scherer,
                   Secretary